Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

TD AMERITRADE TO ACQUIRE THINKORSWIM

FAQ for Investools Students

Q1.                            Why is this a good deal for Investools clients?

This combination will strengthen our existing offering.  We’ve always been committed to having state-of-the-art programs, focused on coaching and the products/tools available to help investors spot market opportunities, develop trade ideas and make more informed, disciplined investment decisions.  As we move forward, our courses will offer topics for first-timers to the advanced, via in-person group and one-on-one sessions, live Webinars and online self-study.

Q2.                            How will this affect our present courses, workshops, pricing, etc.?

Until the transaction is completed, sometime in the next six months, everything is “business as usual” and there will be no change in access to Investools courses, workshops or coaching resources.  Over time, of course, we plan to expand the range of educational services we can offer.  TD AMERITRADE holds the Investools programs in high regard, and they are committed to ensuring that our students receive the best in investor education and training.

Q3.                            Will you incorporate TD AMERITRADE’s seminars?

Until the deal is completed there will be no change in access to Investools courses, workshops or coaching resources.  After the deal closes, TD AMERITRADE intends to expands the range of educational services offered to both its and Investools’ clients.

Q4.                            How will this affect my education?

Again, until the transaction is completed there will be no change in access to Investools courses, workshops or coaching resources.  TD AMERITRADE holds the Investools programs in high regard, and they are committed to ensuring that our students receive the best in investor education and training.

Q5.                            Will I have access to TD AMERITRADE’s education or trading tools?

Until the deal is completed there will be no change in access to Investools courses, workshops or coaching resources.  After the deal closes, TD AMERITRADE intends to expand the range of educational services offered to its clients, including Investools customers.

Q6.                            Will the website change?

We have not yet finalized our plans for integrating clients to one unified Web and/or software experience after the transaction is completed. We will share more of these details once they are available.

Q7.                            Who should I call to resolve customer service issues?

Until the transaction is closed, you should continue to call your Investools representative for any issues that arise.  TD AMERITRADE and thinkorswim/Investools will continue to be separate, independent companies until the transaction closes.

Q8.                            I already have an account with TD AMERITRADE, as well as a relationship with Investools/thinkorswim.  Who should I call re: customer service issues on my TD AMERITRADE account?

You should continue to call your TD AMERITRADE representative for any issues that arise with that account.

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.